Exhibit 99.2

Form of Power of Attorney

Carta Poder / Proxy Letter

____________________________ (la “Poderdante”), por medio de la presente carta otorgo un poder especial pero tan amplio como sea requerido, en favor de _______________________________________________ y __________________________________ (los “Apoderados”) para que, conjunta o separadamente, cualquiera de ellos asista a la Asamblea General Ordinaria de Accionistas de Betterware de Mexico S.A.B. de C.V. (la “Sociedad”), que se celebrará el ___ de __________ de 2021, en la cual los accionistas de la Sociedad resolverán los siguientes puntos del Orden del Día; y voten en el sentido que se señala a continuación, en dicha Asamblea ________ (____________________) acción(es) que de dicha Sociedad la Poderdante es titular:

_________________________________ (the “Principal”), hereby grants a special power of attorney as broad as it may be required, in favor of __________________________________________ and _____________________________________ (the “Attorneys-in-Fact”) so that, either jointly or individually, any of them attends the General Ordinary Shareholders Meeting of Betterware de Mexico S.A.B. de C.V. (the “Company”), to be held on _________, 2021, through which the shareholders of the Company will resolve the matters contained in the following Agenda; and vote in the manner set forth below, in such Meeting ___________(___________________) share(s) owned by the Principal:

Orden del Día de la Asamblea Ordinaria de Accionistas	Agenda for the General Ordinary Shareholders Meeting

	A favor	En contra	Abstención		In favor	Against	Abstention

I. Presentación, discusión, modificación, y en su caso, aprobación del informe anual del Consejo de Administración, a que se refiere el inciso e) de la fracción IV del artículo 28 de la Ley del Mercado de Valores y el artículo 172 inciso b) de la Ley General de Sociedades Mercantiles, por el ejercicio social comprendido del 1 de enero de 2020 al 31 de diciembre de 2020.

I. Presentation, discussion, amendment, and in its case, approval of the annual management report referred to article 28, section IV, subsection e) of the Securities Market Law and article 172 subsection b) of the General Law of Commercial Companies, for the fiscal year from January 1, 2020 to December 31, 2020.

II. Presentación, discusión, modificación, y en su caso, aprobación del informe anual por parte del Comité de Auditoría y Prácticas Societarias por el ejercicio social comprendido del 1 de enero de 2020 al 31 de diciembre de 2020.

II. Presentation, discussion, amendment, and in its case, approval of the annual reports by the Audit and Corporate Practices Committee, for the fiscal year from January 1, 2020 to December 31, 2020.
III. Informe sobre el cumplimiento de las obligaciones fiscales a cargo de la Sociedad durante el ejercicio social comprendido del 1 de enero de 2020 al 31 de diciembre de 2020.				III. Report on compliance with the tax obligations of the Company during the fiscal year from January 1, 2020 to December 31, 2020.

IV. Presentación, discusión, modificación, y en su caso, aprobación de los estados financieros auditados y consolidados de la Sociedad con motivo del ejercicio social comprendido del 1 de enero de 2020 al 31 de diciembre de 2020, incluyendo el reporte del auditor externo de la Sociedad.

IV. Presentation, discussion, amendment, and in its case, approval of the Company’s audited and consolidated financial statements for the fiscal year from January 1, 2020 to December 31, 2020, including the report of the Company’s external auditor.
V. Discusión, y en su caso, aprobación del reconocimiento de la reasignación del monto acumulado en prima por emisión de acción, dentro de los resultados del ejercicio 2020.	V. Discussion, and in its case, approval of the acknowledgement of the reallocation of the accumulated amount in premium for subscription of shares, within the accumulated results of the 2020 financial year.

VI. Discusión, y en su caso, aprobación del pago de dividendos.	VI. Discussion, and in its case, approval of dividends payment.
VII. Designación, y en su caso, ratificación de los nombramientos de los miembros del Consejo de Administración.	VII. Appointment, and in its case, ratification of the appointments of the members of the Board of Directors.

VIII. Designación, y en su caso, ratificación de los nombramientos del Presidente y los miembros del Comité de Auditoría y Prácticas Societarias de la Sociedad.	VIII. Appointment, and in its case, ratification of the appointments of the Chairman and members of the Company’s Audit and Corporate Practices Committee.

IX. Discusión, y en su caso, determinación de los emolumentos correspondientes a los miembros del Consejo de Administración y miembros del Comité de Auditoría y Prácticas Societarias de la Sociedad.	IX. Discussion, and in its case, determination of the emoluments corresponding to the members of the Board of Directors and members of the Company’s Audit and Corporate Practices Committee.

X. Designación de delegados especiales para formalizar las resoluciones adoptadas en la Asamblea.	X. Appointment of special delegates to formalize the resolutions adopted in the Meeting.

El Poderdante ratifica desde ahora los actos que realicen los Apoderados en el ejercicio legal de este mandato.	The Principal hereby ratifies the acts the Attorneys-in-fact may conduct in the legal exercise of this mandate.

  _____ de __________ de 2021 / ___________________, 2021

______________________________

Por/By: ______________________________

Cargo/Title: ______________________________

Testigos/Witnesses

Name:	Name: